8/11/03



03054905

RECD S.E.C.
AUG 1 1 2003
803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 N.W. 165th Street Suite M400
(No. and Street)

North Miami Beach, FL 33169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Brogan (321) 264-0678
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name — *if individual, state last, first, middle name*)

666 71st Street Miami, FL 33141
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, BARRY BROGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarity Securities, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public AUG. 4 2003



CARL DEFOREST
COMMISSION # DD 186063
EXPIRES: June 5, 2007
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A We do not Hold
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements With Supplementary Information

Clarity Securities, Inc.

For the Year Ended December 31, 2002

CRD 104906

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
JAY L. JACKLER, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholder
Clarity Securities, Inc.
North Miami Beach, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Clarity Securities, Inc. (the "Company") as of December 31, 2002 and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarity Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & Co. P.A.
CERTIFIED PUBLIC ACCOUNTANTS

July 14, 2003
Miami Beach, Florida

CLARITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2002

ASSETS

Cash	$	3,688
Other assets		8,929
Total assets	**$**	**12,617**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	-
Shareholder's equity		
Common stock; $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding; and additional paid-in capital		67,681
Accumulated deficit		(55,064)
Total shareholder's equity		12,617
Total liabilities and shareholder's equity	**$**	**12,617**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Income		
Consulting fees	$	3,500
Expenses		
Employee compensation		8,300
Occupancy, month-to-month lease		7,500
Other		12,242
Total		28,042
Net loss	**$**	**(24,542)**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock and Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 41,361	$ (30,522)	$ 10,839
Additional contributions	26,320	-	26,320
Net loss	-	(24,542)	(24,542)
Balance, end of year	**$ 67,681**	**$ (55,064)**	**$ 12,617**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

CLARITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Operating activities		
Net loss	$	(24,542)
Adjustment to reconcile net loss to net cash outflow for operating activities:		
Deduct:		
Increase in other assets		8,929
Decrease in accounts payable and accrued expenses		1,611
Total		10,540
Net cash outflow for operating activities		35,082
Financing activity		
Cash inflow from shareholder's capital contributions		26,320
Net cash outflow for all activities		8,762
Cash, beginning of year		12,450
Cash, end of year	**$**	**3,688**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Clarity Securities, Inc., a Delaware Corporation, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Commissions on sales of securities are recorded on the date the issuer provides documentation to the Company evidencing approval of the sales transaction.

Income Taxes. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using currently enacted tax rates. SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. DEFERRED INCOME TAXES

At December 31, 2002, the Company has available net operating loss carryforwards of $55,000, which will expire through 2020.

After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

3. DEFERRED INCOME TAXES (Cont'd)

Accordingly, components of the Company's net deferred income taxes are as follows:

At December 31, 2002		
Deferred tax assets:		
Net operating loss carryfowards	$	8,000
Valuation allowance for deferred tax asset		(8,000)
Total	**$**	**-**

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year of operations) and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

CLARITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2002

Net capital		
Total shareholder's equity	$	12,617
Deductions		8,929
Net capital	$	3,688
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	-
Computation of Net Capital Requirements		
Minimum net capital required, based on aggregate indebtedness	$	-
Minimum net capital required	$	5,000
Excess net capital	$	(1,312)
Excess net capital at 1,500 percent	$	3,688
Excess net capital at 1,000 percent	$	3,688
Ratio: Aggregate indebtedness to net capital		0

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002